# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Private Bancorp of America, Inc., CIK 0001705284
CUSIP: 74274F100
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 9404 Genesee Avenue, Suite 100, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 07/29/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001221359

## Reporting persons
- Ernest Rady Trust U/D/T March 10, 1983: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 10,781; sole dispositive power 0; shared dispositive power 559,432; aggregate amount beneficially owned 559,432 (9.8% of the class)
  Comment: The percentage of class is calculated based upon 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Comission (the "SEC") on September 4, 2026.
- Ernest S. Rady: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,781; sole dispositive power 0; shared dispositive power 559,432; aggregate amount beneficially owned 559,432 (9.8% of the class)
  Comment: The percentage of class is calculated based upon 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 4, 2026.
- Insurance Company of the West: type of reporting person: insurance company (IC); citizenship or place of organization: California (CA); sole voting power 548,651; shared voting power 0; sole dispositive power 0; shared dispositive power 548,651; aggregate amount beneficially owned 548,651 (9.6% of the class)
  Comment: The percentage of class is calculated based upon 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 4, 2026.
- American Assets Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 548,651; aggregate amount beneficially owned 548,651 (9.6% of the class)
  Comment: American Assets Investment Management, LLC ("AAIM") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. As of the date of this filing, the securities reported in this Schedule 13G were held by Insurance Company of the West ("ICW") in a separately managed account to which AAIM serves as the investment adviser. AAIM has entered into an investment management agreement with ICW whereby ICW has given AAIM trading authority, including the discretionary power to dispose of the shares, in the separately managed account. However, the securities reported in this schedule are owned by ICW and AAIM disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any purposes other than Section 13(d) of the Securities Exchange Act of 1934. The percentage of class is calculated based upon 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 4, 2026.

## Item 1. Issuer
Name of issuer: Private Bancorp of America, Inc.
Address of issuer's principal executive offices: 9404 Genesee Avenue, Suite 100, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing: Ernest Rady Trust U/D/T March 10, 1983 (the "Trust"), Ernest S. Rady, Insurance Company of the West ("ICW") and American Assets Investment Management, LLC ("AAIM" and, together with the Trust, Mr. Rady and ICW the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business address for the Trust and AAIM is 3430 Carmel Moutain Road, Suite 150, San Diego, CA, 92121.

The principal business address for Mr. Rady is 3420 Carmel Mountain Road, Suite 100, San Diego CA, 92121.

The principal business address for ICW is 15025 Innovation Drive, San Diego, CA, 92128.
Citizenship: The Trust is formed and established in the State of California. Mr. Rady is a citizen of the United States. ICW is organized in the State of California. AAIM is incorporated in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The information set forth in Row 9 on the cover page for the Trust includes (a) 10,781 shares of Common Stock held by the Trust and (b) 548,651 shares of Common Stock held by ICW, for which the Trust may be deemed to have dispositive power by virtue of its role as the Managing Member of AAIM, which serves as the investment adviser to ICW.

The information set forth in Row 9 on the cover page for Mr. Rady includes (a) 10,781 shares of Common Stock held by the Trust, for which Mr. Rady serves as the sole trustee and (b) 548,651 shares of Common Stock held by ICW, which is indirectly controlled by Mr. Rady by virtue of Mr. Rady's positions at AAIM as Chief Executive Officer of AAIM and Trustee of the Managing Member of AAIM, which serves as the investment adviser to ICW and for which Mr. Rady may be deemed to have dispositive power.

The information set forth in Row 9 on the cover page for AAIM includes 548,651 shares of Common Stock held by ICW, for which AAIM serves as the investment adviser with trading authority, including discretionary power to dispose of the shares.

Collectively, the Reporting Persons beneficially own an aggregate of 559,432 shares of Common Stock of the Issuer.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of Common Stock beneficially owned by such Reporting Person based on 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 4, 2026, and is incorporated by reference.

Collectively, the Reporting Persons beneficially owned 9.8% of the Issuer's outstanding Common Stock as of August 31, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by ERT as reported herein.

Ernest S. Rady and AAIM have the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by ICW as reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Ernest Rady Trust U/D/T March 10, 1983: /s/ Ernest S. Rady, Ernest S. Rady/Trustee (09/24/2026)
- Ernest S. Rady: /s/ Ernest S. Rady, Ernest S. Rady (09/24/2026)
- Insurance Company of the West: /s/ Nicole Rathsam, Senior Vice President, Chief Financial Officer (09/24/2026)
- American Assets Investment Management, LLC: /s/ Ernest S. Rady, Chief Executive Officer, Trustee of Managing Member (09/24/2026)